SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2004

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp Announces the Minutes of the 95th Board of Directors’ Meeting” dated on February 17, 2004.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Announces the Minutes of the 95th Board of Directors’ Meeting

February 17, 2004 (05 pages)

For more information, please contact:

Charles E. Allen

Telesp, São Paulo, Brazil

Tel.: (55-11) 3549-7200

Fax: (55-11) 3549-7202

E-mail: callen@telesp.com.br

URL: www.telefonica.com.br

(São Paulo – Brazil; February 17, 2004) Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP) hereby informs the Minutes of the 95th Board of Directors’ meeting held on February 17, 2004:

1. Date, Time and Venue of the Meeting: February 17, 2004, at 15:00 hours, at the Company headquarters located at Rua Martiniano de Carvalho 851, 21st Floor, in the Capital of the State of São Paulo.

2. MEETING BOARD COMPOSITION: Fernando Xavier Ferreira – President of the Board of Directors and Jacinto Diaz Sanchez – Director.

3. INSTALLATION: The meeting began with the presence of the undersigned Board Members and the legal “quorum” to proceed with the meeting was verified. The following Directors participated of the session by videoconference from Madrid, Spain: Mr. José María Alvarez-Pallete López, Mr. José Fernando de Almanza Moreno-Barreda, Mr. Manoel Luiz Ferrão de Amorim, Mr. Juan Carlos Ros Brugueras and Ms. Rosa Cullell Muniesa. In accordance to the established in article 163, paragraph 3 of Law 6404/76, for the discussion of items I and II, the following members of the Audit Committee of the Company were also present: Mr. Wolney Querino Schuler Carvalho, Mr. Cleuton Augusto Alvez, Mr. Oswaldo Vieira da Luz and Mr. Flavio Stamm.

4. RESOLUTIONS:

I) FINANCIAL STATEMENTS FOR THE FISCAL YEAR 2003 – The Board of Directors discussed the Annual Report and the consolidated Financial Statements for the fiscal year 2003, prepared under the norms established in chapters XV and XVI of Law 6404/76, including the Balance Sheet (individual and consolidated) for Telecomunicações de São Paulo S/A – Telesp as of December 31, 2003 and 2002, Profits and Losses statement, Net Equity Changes statement and Origins of Funds and Applications statement, complemented by the Explanatory Notes and duly accompanied by the Report of Independent Auditors “Deloitte Touche Tohmatsu”. The Auditors’ report was issued under the following terms: “REPORT OF THE INDEPENDENT AUDITORS – To the shareholders and Executives of Telecomunicações de São Paulo S.A. – Telesp – São Paulo – SP: 1) We have examined the balance sheets (individual and consolidated) of Telecomunicações de São Paulo S.A. – Telesp, dated as of December 31, 2003 and 2002, and the corresponding statements of profits and losses, net equity changes (controller) and origins of funds and applications referred to the fiscal years ended in the aforementioned dates, prepared under the responsibility of the Executive Management. Our responsibility is to express an opinion about such financial statements. 2) Our exams were conducted in accordance with the Brazilian norms for auditing and included: (a) planning of tasks, considering the relevance of balances, the volume of transactions and the accounting and internal control system of the Company and its subsidiaries; (b) the verifying, based on tests, of the evidence and records that support the values and accounting information disclosed; and (c) the valuation of the more representative procedures and accounting estimates adopted by the Executive Management of the Company and its subsidiaries, as well as the presentation of the financial statements as a whole. 3) In our opinion, the financial statements referenced in paragraph 1 adequately represent, in all the relevant aspects, the equity and financial position of Telecomunicações de São Paulo S.A. – Telesp, controlled and consolidated, as of December 31, 2003 and 2002, the result of operations, the changes in the net equity (controlled) and the origin and application of resources corresponding to the fiscal years ended in such dates, in accordance to the accounting principles in place in Brazil. São Paulo, January 30, 2004. Deloitte Touche Tohmatsu Auditores Independentes – CRC #2 SP 011609/O-8 José Domingos do Prado – Accountant CRC #1 SP 185087/O-0”. In addition to the Financial Statements, the proposal for the Allocation of the Results was presented in the following terms:

“Proposal from the Management for the Allocation of the Results of Operations of the Fiscal Year 2003

To the Shareholders,

In accordance to the current legal regulation about the subject, the Management proposes that the allocation of the Net Income of the year, amounting to R$1,588,001,769.43 (one billion, five hundred eighty eight million, one thousand, seven hundred sixty nine reais and forty three cents) accounted in the “Retained Earnings” account of the Balance Sheet as of December 31, 2003, shall be as follows:

Net Income of the year	1,588,001,769.43
Legal Reserve	(79,400,088.47)

Adjusted Net Income	1,508,601,680.96

Intermediary Dividends granted on April 04, 2003	(897,000,000.00)
Intermediary Dividends granted on October 02, 2003	(1,803,000,000.00)
Interest on the Company’s net worth granted on December 11, 2003	(1,100,000,000.00)

Exceeding value over the Net Income of the Year	(2,291,398,319.04)

1-	Legal Reserve: In accordance with the article 193 of Law # 6404/76, 5% (five percent) of net income shall be allocated to set up a legal reserve of R$79,400,088.47 (seventy nine million, four hundred thousand, eighty eight reais and forty seven cents).

2-	Intermediary Dividends: In accordance with the article 28 of the Company’s bylaws, as well as articles 204 and 205 of the Law # 6404/76, the Management granted the allocation of intermediary dividends from April 23, 2003 on in an amount of R$897,000,000.00 (eight hundred ninety seven million reais) based on the financial statements as of December 31, 2002 for the common and preferred shareholders registered as such by the end of the day on April 04, 2003. After that date, the shares were considered as “ex-dividends”. On October 02, 2003, the Management granted the allocation of intermediary dividends from October 20, 2003 on in an amount of R$1,803,000,000.00 (one billion, eight hundred three million reais) based on the financial statements as of June 30, 2003 for the common and preferred shareholders registered as such by the end of the day on October 02, 2003. After that date, the shares were considered as “ex-dividends”.

3-	Interest on Company’s Net Worth: In accordance with the terms of article 7 combined with articles 22, 27 and 29 of the Company’s bylaws, as well as article 202, items I, II and III of the Law # 6404/76, the Management proposes that an amount of R$1,100,000,000.00 (one billion, one hundred million reais) is allocated as interest on Company’s net worth, charged against the minimum mandatory dividend, set in accordance to article 9 of the Law # 9249/95. Once withheld the income tax, it results in an amount of R$935,000,000.00 (nine hundred thirty five million reais), declared on December 11, 2003 to the shareholders based on the shareholder registry by the end of the day on December 29, 2003, distributed as follows:

Interest on Company’s Net Worth	1,100,000,000.00
(-) Withholding Income Tax:	(165,000,000.00)

Net Value of Interests attributed on Dividends	935,000,000.00

The charge against dividends is shown below:
Interest on Company’s Net Worth
Common Shares	345,451,169.43
Preferred Shares	754,548,830.57
(-) Withholding Income Tax	(165,000,000.00)

Net value of the interest attributed to dividends	935,000,000.00

The exempt shareholders will receive the full amount of the Interest on Company’s Net Worth, less of the income tax.

4-	Retained Earnings: The net income of the year was fully absorbed by the allocation of the retained earnings, dividends and interest on the Company’s net worth, and as a consequence of those allocations, a fraction of the past retained earnings was used representing an amount of R$2,291,398,319.04 (two billion, two hundred ninety one million, three hundred ninety eight thousand, three hundred nineteen reais and four cents).

5-	Dividend Payment: Therefore, the distribution of interest on Company’s net worth and dividends in this new composition is shown as follows: a) Intermediary Dividends are granted in accordance to article 28 of the Company’s bylaws and articles 204 and 205 of the Law # 6404/76 in an amount of R$897,000,000.00 (eight hundred ninety seven million reais) to be paid until the end of the fiscal year 2003 for the shareholders registered as such by the end of the day on April 04, 2003:

Intermediary Dividends		897,000,000.00

Type of share	Common	Preferred
Dividends per lot of thousand shares	1.703964277173	1.874360704891

b) Intermediary Dividends are granted in accordance to article 28 of the Company’s bylaws and articles 204 and 205 of the Law # 6404/76 in an amount of R$1,803,000,000.00 (one billion, eight hundred three million reais) to be paid until the end of the fiscal year 2003 for the shareholders registered as such by the end of the day on October 02, 2003:

Intermediary Dividends		1,803,000,000.00

Type of share	Common	Preferred
Dividends per lot of thousand shares	3.425025185891	3.767527704480

c) Interest on the Company’s net worth charged to the mandatory dividends in accordance to the Company’s bylaws, articles 7 and 27, in an amount of R$935,000,000.00 (nine hundred thirty five million reais) to be paid until the end of the fiscal year 2004 for the shareholders registered as such by the end of the day on December 29, 2003:

Interest on Company’s Net Worth	1,100,000,000.00

Common Shares	345,451,169.43
Preferred Shares	754,548,830.57
(-) Withholding Income Tax	(165,000,000.00)

Net Value of Interests attributed to Dividends	935,000,000.00

Value for lot of thousand shares R$	Gross Value	Net Value
Common shares	2.089588299767	1.776150054802
Preferred shares	2.298547129744	1.953765060282

7- Capital Stock—The Capital Stock of the Company at the end of the fiscal year was R$5,978,073,811.88 (five billion, nine hundred seventy eight million, seventy three thousand, eight hundred eleven reais and eighty eight cents), divided in 165,320,206,602 common shares and 328,272,072,739 preferred shares, totaling 493,592,279,341 shares, all at par value.”

After the examination of the aforementioned documentation, and based on the clarifications presented by the representatives of the Accounting Department and the Accountant of the Company, Mr. Santiago González Carrero and Mr. William Cuenca Filho, as well as the representative of the Independent Auditor, Deloitte Touche Tohmatsu, Mr. José Domingos do Prado, the Board of Directors unanimously approved the Annual Report, the Financial Statements and the Management Proposal for the Allocation of the Results of Operations of the Fiscal Year 2003, previously transcribed, all referred to the fiscal year ended on December 31, 2003, aiming to submit it for the deliberation of the General Shareholders’ Meeting, once the legal and internal procedures are undertaken.

II) CAPITAL BUDGET FOR 2004 – The Board of Directors approved the proposal for the Capital Budget of the Company for 2004, in an amount of R$1,410,858,732.00 (one billion, four hundred ten million, eight hundred fifty eight thousand, seven hundred thirty two reais), pending further deliberation of the General Shareholders’ Meeting.

III) MODIFICATION IN THE ORGANIZATIONAL STRUCTURE – The Vice-President of Human Resources, Mr. José Carlos Misiaria, presented a proposal of the Management to modify the organizational structure, as proposed in Memo 006/04 as of February 16, 2004. The Board of Directors approved the proposal, to be submitted for the approval of the General Shareholders’ Meeting. The proposal is as follows: (i) modify the denomination of Vice-Presidency for Long Distance and Interconnection Businesses to Vice-Presidency of Business with Operators; (ii) transfer from the Vice-Presidency mentioned in item (i) to the Commercial Vice-Presidency for Residential Clients and the Commercial Vice-Presidency for Businesses, the attributions related to the long distance products and services for residential and corporate clients, as well as, and respectively, the bodies not included in the bylaws that execute those activities: Management for Residential Long Distance and Management for Corporate Long Distance; (iii) Modify in the Vice-Presidency of Business with Operators, mentioned in item (i) above, the denominations of the remaining Managements into: Commercial Management

Operators, Management for Interconnection Services, Management of Wholesale Business and Services and Management of Clients Operations; (iv) to formalize the necessary adaptations to the attributions and structures of the aforementioned Vice-Presidencies, resulting of the reorganization described in items (i) to (iii); (v) to adapt the wording of the Company’s bylaws in articles 20, that deals with the composition of the Management, and 23, that deals with the specific attributions of the members of the Management, in order to reflect the modifications in the organizational structure, in accordance with the text above.

IV) GENERAL SHAREHOLDERS’ MEETING – It was approved that the Company proceeds to call for the General Shareholders’ Meeting, which will comprise both the Ordinary and the Extraordinary meetings, in order to deliberate on the topics that were approved by the present Board’s meeting, as well as any other meeting deemed necessary, following the legal and internal procedures. For that purpose, the President of the Board is empowered to formalize and/or perform any act or document required to its consecution.

5. Closing of the Meeting: At the end of the meeting as there were no more subjects to be discussed, this minute was prepared as a summary of the events, and was approved and signed by the shareholders and will henceforth be contained in the meeting log. São Paulo, February 17, 2004.

Signatures:

Board of Directors

Fernando Xavier Ferreira – President of the Board

José María Alvarez-Pallete López Vice President of the Board

Antonio Viana-Baptista – represented by Mr. Fernando Xavier Ferreira

Carlos Masetti Junior

Enrique Used Aznar – represented by Mr. Fernando Xavier Ferreira

Félix Pablo Ivorra Cano – represented by Mr. Fernando Xavier Ferreira

Jacinto Diaz Sanchez

Javier Nadal Ariño

José Fernando de Almansa Moreno-Barreda

Juan Carlos Ros Brugueras

Manoel Luiz Ferrão Amorim

Rosa Cullell Muniesa

Víctor Goyenechea

João Carlos de Almeida - Secretary

Audit Committee

Wolney Querino Schuler Carvalho

Cleuton Augusto Alves

Oswaldo Vieira da Luz

Flavio Stamm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: February 17, 2004.	By:	/s/ Charles E. Allen
	Name:	Charles E. Allen
	Title:	Investor Relations Director